Exhibit 77I to SAMCO Funds, Inc. NSAR-A.

Item 77I- Terms of New or Amended Securities
SAMCO Funds, Inc. (the "Fund") filed Post-Effective Amendment No. 4 to the Fund's Registration Statement on March 30, 1999 (the "Amendment").

Pursuant to the Amendment, the Board of Directors of the Fund created the SAMCO Intermediate Fixed Income Fund (the "Intermediate Fund"). The investment objective of the Intermediate Fund is to provide investors with a total return which consistently exceeds the total return of the intermediate portion of the broad U.S. investment grade bond market as measured by the Lehman Brothers Intermediate Government Corporate Index. The Intermediate Fund offers Class A and Class B shares. The Class B Shares have a 12b-1 Plan.